盛德律師事務所

SIDLEY AUSTIN BROWN & WOOD

BEIJING | BRUSSELS | CHICAGO | DALLAS | GENEVA | HONG KONG | LONDON

39TH FLOOR
TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com
[redacted]

LOS ANGELES | NEW YORK | SAN FRANCISCO | SHANGHAI | SINGAPORE | TOKYO | WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

Our Ref: 22277-00002

August 30, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited
(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

August 30, 2005

File No.: 82-34696

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2005

Financial Highlights

- **Turnover increased 32.1% to RMB2,372.5 million**
- **Profit from operations increased 14.1% to RMB483.6 million**
- **Profit attributable to shareholders increased 22.7% to RMB555.9 million**
- **Basic earnings per share were RMB13.91 Cent**
- **Proposed special interim dividend per share of RMB1.39 Cent**

The Board of Directors (the "Board") of China Oilfield Services Limited ("we" or "COSL") is pleased to announce that the unaudited consolidated results of COSL and its subsidiaries (the "Group") for the six months ended 30 June, 2005 together with those of the first half of 2004 are as follows:

FINANCIAL RESULTS

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2005

		Six months ended 30 June	
		2005	2004
		(unaudited)	*(unaudited)*
	Notes	*RMB'000*	*RMB'000*
TURNOVER	3	2,372,549	1,796,699
Other revenues		9,402	16,490
Operating expenses			
Depreciation of property, plant and equipment		(372,032)	(331,983)
Employee compensation costs		(378,515)	(292,239)
Repair and maintenance costs		(52,843)	(48,378)
Consumption of supplies, materials, fuel, services and others		(724,082)	(470,810)
Subcontracting expenses		(206,786)	(46,385)
Operating lease expenses		(76,447)	(95,519)
Other selling, general and administrative expenses		(27,823)	(30,424)
Other operating expenses		(59,831)	(73,727)
Total operating expenses		(1,898,359)	(1,389,465)
PROFIT FROM OPERATING ACTIVITIES		483,592	423,724
Financial income			
Exchange gains/(losses), net		(457)	283
Interest income		13,356	11,776
		12,899	12,059
Share of profits and losses of jointly-controlled entities		47,368	34,343
PROFIT BEFORE TAX		543,859	470,126
Tax	4	12,036	(16,993)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		555,895	453,133
PROPOSED SPECIAL INTERIM DIVIDENDS	5	55,535	91,493
EARNINGS PER SHARE-BASIC	6	13.91 Cent	11.34 Cent

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2005

	30 June 2005 *(unaudited)* *RMB '000*	31 December 2004 *(audited)* *RMB '000*
NON-CURRENT ASSETS		
Property, plant and equipment, net	6,314,427	5,763,424
Interests in jointly-controlled entities	189,073	184,263
	6,503,500	5,947,687
CURRENT ASSETS		
Inventories	252,844	215,853
Prepayments, deposits and other receivables	155,178	123,923
Accounts receivable, net	862,655	662,548
Due from the ultimate holding company	11,285	–
Due from other CNOOC group companies	4,306	4,269
Short term investments	–	20,003
Pledged time deposits	1,987	4,255
Cash and cash equivalents	1,708,794	2,162,282
	2,997,049	3,193,133
CURRENT LIABILITIES		
Trade payables and other payables	647,394	571,874
Salary and bonus payables	392,992	228,161
Tax payable	95,942	217,602
Due to the ultimate holding company	200,000	204,469
Due to other CNOOC group companies	9,318	20,780
	1,345,646	1,242,886
NET CURRENT ASSETS	1,651,403	1,950,247
TOTAL ASSETS LESS CURRENT LIABILITIES	8,154,903	7,897,934
NON-CURRENT LIABILITIES		
Deferred tax liabilities	409,727	433,258
Long term payable to the ultimate holding company	300,000	400,000
	709,727	833,258
	7,445,176	7,064,676
CAPITAL AND RESERVES		
Share capital	3,995,320	3,995,320
Reserves	3,394,321	2,893,961
Proposed dividends	55,535	175,395
	7,445,176	7,064,676

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

30 June 2005

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

The registered office of COSL is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, China.

The Group is principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore.

In the opinion of the directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC").

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2004 except in relation to the following new and revised Hong Kong Financial Reporting Standards (" HKFRSs", which also include HKASS and Interpretations) which are generally effective and are relevant to the Group's operations for accounting periods beginning on or after 1 January 2005 and are adopted the first time by the Group for the current period's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation

HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement

The adoption of the above HKFRSs has no material impact on the accounting policies and the results and financial position of the Group. The impact of adopting other HKFRSs are detailed as follows:

HKAS 39-Financial Instruments: Recognition and Measurement

In prior periods, the Group classified its investments in short term debt securities as short term investments which were not intended to be held on a continuing basis and those investments were stated at fair values at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of debt securities are credited or charged to the income statement in the period in which they arose.

Upon the adoption of HKAS 39, the Group classifies its financial assets, including investments, in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months from the balance sheet date. During the period, the Group did not hold any financial assets in this category.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are included in non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the period, the Group did not hold any investments in this category.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months from the balance sheet date.

Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred to another entity and the Group has transferred substantially all risks and rewards of ownership to another entity. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

The fair value of quoted investments are based on current bid prices in active markets. If the market for a financial asset (and for unlisted securities) is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, and the use of the discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

When the fair value of unlisted equity securities cannot be reliably measured because (1) the variability in the range of reasonable fair value estimates is significant for that investment or (2) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the securities below their cost is a crucial factor in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement is removed from equity and recognised in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

3. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation/combination.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services and well workovers;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion;

(c) the marine support and transportation segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

No further geographical segment information is presented as almost all of the Group's assets, operations and customers are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

An analysis of the Group's turnover and profit information by principal activity for the six months ended 30 June 2005 is as follows:

	Drilling services 2005 (unaudited) RMB'000	Well services 2005 (unaudited) RMB'000	Marine support and transportation 2005 (unaudited) RMB'000	Geophysical 2005 (unaudited) RMB'000	Total 2005 (unaudited) RMB'000
Segment revenue					
Sales (including intersegment)	1,105,047	639,592	434,559	257,634	2,436,832
Less: Intersegment sales	44,064	13,299	6,920	–	64,283
Total sales to external customers	1,060,983	626,293	427,639	257,634	2,372,549
Segment results					
Net profit from ordinary activities attributable to shareholders	291,544	69,430	75,314	47,304	483,592

An analysis of the Group's turnover and profit information by principal activity for the six months ended 30 June 2004 is as follows:

	Drilling services 2004 *(unaudited)* RMB'000	Well services 2004 *(unaudited)* RMB'000	Marine support and transportation 2004 *(unaudited)* RMB'000	Geophysical 2004 *(unaudited)* RMB'000	Total 2004 *(unaudited)* RMB'000
Segment revenue					
Sales (including intersegment)	843,828	403,664	367,374	238,591	1,853,457
Less: Intersegment sales	45,471	9,336	1,951	–	56,758
Total sales to external customers	798,357	394,328	365,423	238,591	1,796,699
Segment results					
Net profit from ordinary activities attributable to shareholders	253,669	64,931	48,334	56,790	423,724

4. TAX

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company is subject to enterprise income tax at the rate of 33%.

During the period, the application by the Company as an advanced technology enterprise for tax purposes was approved and the Company's enterprise income tax rate for fiscal year 2004 was reduced from 33% to 15%. As a result, a tax refund of RMB191 million relating to fiscal year 2004 has been recorded by the Company in the current period. The eligibility for such tax rate reduction in the future is conditional upon the fulfilment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles.

As a reduction in the enterprise income tax rate from 33% to 15% for the period under review cannot be ascertained at the date of this report, management considers it is appropriate to use 33% to accrue for the income tax liability of the Company for the six months ended 30 June, 2005.

The Company's incorporated subsidiary in Malaysia, COSL (Labuan) Company Limited, is subject to deemed profit and withholding tax of 15% based on its gross service income generated from drilling activities in Indonesia.

The determination of current and deferred income tax was based on enacted tax rates.

An analysis of the Group's provision for tax is as follows:

	Six months ended 30 June 2005 *(unaudited)* RMB'000	2004 *(unaudited)* RMB'000
Hong Kong profits tax	–	–
Overseas income tax:		
Current income tax	27,825	49
Deferred income tax	–	–
PRC corporate income tax:		
Current income tax	174,950	190,077
Tax refund as an advanced technology enterprise	(191,280)	(128,907)
Deferred income tax	(23,531)	(44,226)
	(12,036)	16,993

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for Mainland China in which the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e. the statutory tax rate) to the effective tax rate is as follows:

	Six months ended 30 June 2005 *(unaudited)* RMB'000	%	2004 *(unaudited)* RMB'000	%
Profit before tax	543,859		470,126	
Tax at the statutory tax rate of 33% (2004: 33%)	179,473	33.0	155,141	33.0
Income of jointly-controlled entities already net of income tax	(15,631)	(2.9)	(11,333)	(2.4)
Tax refund as an advanced technology enterprise	(191,280)	(35.1)	(128,907)	(27.4)
Expenses not deductible for tax	15,402	2.9	2,092	0.4
Total tax charge at the Group's effective rate	(12,036)	(2.1)	16,993	3.6

5. **DIVIDENDS**

In accordance with the articles of association of the Company, net profit after tax for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

The Board has proposed to pay a special interim dividend of RMB1.39 Cent (2004: RMB2.29 Cent) per share for the six months ended 30 June 2005. The proposed interim dividend for the period is subject to the approval of the Company's shareholders at the upcoming shareholders' extraordinary general meeting.

6. **EARNINGS PER SHARE**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the six months ended 30 June 2005 of approximately RMB555,895,000 (2004: RMB453,133,000) and the 3,995,320,000 (2004: 3,995,320,000) shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2005 and 2004 have not been calculated because no diluting events existed during these periods.

BUSINESS REVIEW

Drilling Services

With a strong growth in the oil demand and high oil prices, the E&P activities offshore China remained active. In the first half of 2005, we drilled a total of 113 wells, representing a decrease of 13 wells compared to the same period last year. Amongst, 78 wells were drilled in the Bohai Bay, 22 wells in the South China Sea and 13 wells in Indonesia. Of these wells, 87 were development wells, representing a decrease of 6 wells compared to 93 wells in the same period last year, while 26 were exploration wells, representing a decrease of 7 wells compared to 33 wells in the same period last year. The decrease was mainly attributable to the increased drilling activities with longer drilling cycle, were arranged in the first half of the year.

In the first half of 2005, we operated a total of 14 drilling rigs (including one leased rig). Of these rigs, 8 of them operated in the Bohai Bay area, 5 operated in the South China Sea and 1 served in Indonesia.

In the first half of 2005, our drilling rigs operated for a total of 2,278 days/rig, a 22-day decrease compared to the same period last year. Operating days for our jack-up rigs increased by 51 days/rig, while operating days for our semi-submersible rigs decreased by 73 days/rig. The jack-up rigs we purchased in July 2004 commenced operation on 6 January 2005 upon the completion of repair, and has been providing drilling services for a total of 176 days/rig in the first half of 2005. On the other hand, a total of 235 days/rig were spent for the maintenance of rigs in the first half (including an upgrade of COSL935 for 120 days/rig), representing an increase of 184 days/rig compared to 51 days/rig of maintenance over the same period last year. In the first half of 2005, the average utilization rate for the drilling rigs was 99.1%, compared to 100% over the same period last year. The average day rate for our drilling rigs was US$42,931/day, representing a 21.7% increase compared to the same period last year. Of which, the average day rate for our jack-ups was US$38,089/day, representing a 19.5% increase compared to US$31,871/day in the same period last year, while the average day rate for our semi-submersibles was US$61,408/day, representing a 32.8% increase compared to US$46,249/day in the same period last year.

Our well workover services also achieved a substantial growth in the first half of 2005. We operated for a total of 4,073 days/team in the first half of 2005, compared to 3,400 days/team over the same period in 2004. In the first half of 2005, turnover from well workover services amounted to RMB226.8 million, compared to RMB113.4 million over the same period in 2004. The substantial growth in turnover was mainly attributable to an increase of the total turnover from construction of module rig.

In the first half of 2005, we awarded a five-year well workover service contract in Indonesia. With total contract amount of approximately US$98.36 million, the contract came into effect in May 2005 for the provision of services such as well workover, fishing, logging, cementing.

In the first half of 2005, we utilized our comprehensive chain of service to provide our customers with integrated project management services such as drilling, well workover services, etc. We secured a total of six contracts, with a total contract amount of RMB540 million, representing a 25.6% increase compared to RMB430 million over the same period last year.

Well Services

In the first half of 2005, the increase in the work volume of high demanding directional drilling which demands more technical support and well cementing services of greater depth, resulted in higher revenues recorded from single-well together with a substantial growth in sub-contracting revenue, well chemical services and increase in sales revenue from well chemical and logging equipments, contributed to a significant growth in well services. The total turnover from our well services in the first half of 2005 amounted to RMB626.3 million, representing an increase of RMB232.0 million, or 58.8%, from RMB394.3 million over the same period last year.

Logging

We completed 342 logging trips in the first half of 2005, representing an increase of 48 trips compared to 294 trips over the same period last year. Turnover from logging services amounted to RMB120.1 million in the first half of 2005, representing an increase of 25.9% compared to RMB95.4 million over the same period last year. The increase in the demand logging services was mainly attributable to a substantial increase in logging activities for development and production wells in the first half of 2005 compared to the same period last year.

Drilling Fluids

We offered drilling fluids services for a total of 174 wells in the first half of 2005, representing an increase of 4 wells compared to 170 wells over the same period last year. Turnover from drilling fluids services amounted to RMB129.9 million in the first half of 2005, representing an increase of 59.0% from RMB81.7 million over the same period last year. The increase in turnover was mainly attributable to the greater demand for drilling fluids services compared to the same period last year, and the increase in the drilling fluids services using oil-based mud which led to higher single well revenue.

Directional Drilling

We performed directional drilling services on 95 wells in the first half of 2005, representing a decrease of 14 wells compared to 109 wells over the same period last year. Turnover from directional drilling services amounted to RMB144.7 million in the first half of 2005, representing an increase of 79.5% from RMB80.6 million over the same period last year. The substantial increase in turnover, despite a decrease in number of wells for directional drilling services, was mainly attributable to a growth in revenues from single-well which demands more technical support and a substantial increase in multi-Bottom wells.

Cementing

We completed cementing services on 122 wells in the first half of 2005, representing a decrease of 15 wells from 137 wells over the same period last year. Turnover from cementing services amounted to RMB97.3 million in the first half of 2005, representing an increase of 9.1% compared to RMB89.2 million over the same period last year. The growth in turnover, despite a decrease in the number of wells for cementing services, was mainly attributable to a growth in the revenues from single-well and the increase in volume of cementing work in the first half of the year.

Other Well Services

In the first half of 2005, we recorded a turnover of RMB134.3 million from other well services, representing an increase of RMB86.9 million compared to RMB47.4 million over the same period last year. The improvement in turnover was mainly attributable to a substantial increase of RMB70.7 million in sales revenue from oilfield chemical services and logging equipment for the current period.

Marine Support and Transportation Services

As of 30 June 2005, the Company owned 68 marine support vessels and 5 oil tankers. At the end of March 2005, one PSV vessel was transformed into 6 streamer seismic vessel. In April 2005, one standby vessel had commenced operation.

In the first half of 2005, due to the enlargement of our fleet, the operating days for marine support services increased to 11,444 days, compared to 10,495 days over the same period in 2004. Total number of servicing days increased to 11,656 days, compared to 10,615 servicing days in the same period last year. Average utilization rate of our marine support vessels was 98.2%, compared to 98.9% over the same period last year.

In the first half of 2005, the transportation volume for our oil tankers increased by 171,023 tons, or 28.3%, to 776,917 tons from 605,894 tones over the same period last year.

In the first half of 2005, we deployed only one standby vessel in Middle East.

Geophysical Services

Seismic Services

In 2005, we collected 2,231 km² of 3D seismic data and 20,867 km of 2D seismic data. 3D seismic data collection increased by 61.5%, compared to 1,381 km² over the same period last year, mainly due to increased work volume in the South China Sea as well as the enhanced efficiency of one seismic vessel, following an upgrade of its seismic data collection system. 2D data collection increased by 6.5% compared to 19,589 km over the same period last year, primarily due to a growth in work volume in the South China Sea and overseas.

In the first half of 2005, we processed 731 km² of 3D seismic data, basically unchanged from the same period last year. 2D data processing decreased by 2,338 km from 6,628 km for the first half of last year to 4,290 km. This is primarily attributable to a decline in the work volume of data processing assigned by the customers.

In order to enhance our capability in seismic operation services, we began the transformation of one PSV vessel into a seismic vessel from the end of March 2005. It is expected that the transformation of the vessel will be completed in the second half of 2005. As at 30 June 2005, the Company owned a total of six seismic vessels. Of the fleet, one vessel operated in the Bohai Bay, four operated in the South China Sea, while one provided service in West Africa.

Surveying Services

In order to expand our market reach and business scale of surveying services, we added one geotech research vessel into our fleet in February 2005. It will conduct inspection and maintenance activities for sub-sea pipeline, thus led to the expansion of our marine geotech survey services into pipeline inspection services. As of 30 June 2005, we owned four survey vessels, all operated in the Bohai Bay offshore China.

In 2005, the turnover from surveying services was RMB43.6 million, representing an increase of RMB4.2 million, or 10.7%, compared to RMB39.4 million over the same period last year. This is primarily attributable to the increase in the work volume of the site surveying services in the Bohai Bay.

Capital Expenditures

In order to meet the market prospect for the oilfield services, we continued to increase our capital investment in the first half of 2005. The capital expenditures amounted to RMB858.8 million, representing an increase of RMB190.8 million or 28.6% compared to RMB668 million for the same period last year. Capital expenditures for FET drilling services were RMB567.0 million, mainly for the construction of the first 400-feet jack-up rig which was commissioned in September 2004 ("COSL 941"). Besides, in order to further expand the drilling capacity, we entered into a contract for the construction of the second first 400-feet jack-up rig ("COSL 942") on 30 June 2005. Capital expenditures for well services amounted to RMB42.4 million, mainly for the purchase of logging tools, cementing equipment, etc. Capital expenditures for marine support and transportation services amounted to RMB58.2 million, mainly for one purchase of chemical carrier. Capital expenditures for geophysical services amounted to RMB191.2 million, mainly for the transformation of one PSV vessel into a seismic vessel.

FINANCIAL REVIEW

Turnover

Turnover amounted to RMB2,372.5 million in the first half of 2005, representing an increase of RMB575.8 million, or 32.1%, compared to RMB1,796.7 million over the same period last year. This increase was mainly attributable to a significant increase in turnover from drilling services, well services, and marine support and transportation services.

We recorded a turnover of RMB1,061.0 million from drilling services in the first half of 2005, representing an increase of RMB262.6 million, or 32.9%, compared to RMB798.4 million over the same period last year. This increase was mainly attributable to an increase in drilling day rate as well as an increase in well workover services provided to our customers.

Turnover from well services amounted to RMB626.3 million in the first half of 2005, representing an increase of RMB232.0 million, or 58.8%, compared to RMB394.3 million over the same period last year. The substantial increase in turnover was mainly attributable to higher revenue derived from directional drills, drilling fluids, logging and material sales as compared to the same period last year.

Turnover from marine support and transportation services amounted to RMB427.6 million in the first half of 2005, representing an increase of RMB62.2 million, or 17.0%, compared to RMB365.4 million over the same period last year. This increase was mainly attributable to the operation of six newly-built vessels delivered in the second half of last year, which contributed to the increase of 949 days of the total operating days of our vessels for marine support services.

Turnover from geophysical services amounted to RMB257.6 million in the first half of 2005, representing an increase of RMB19.0 million, or 8.0%, compared to RMB238.6 million over the same period last year. This increase was mainly attributable to an increase in data collection activities in South China Sea and overseas, upgrading of the seismic data collection system of one seismic vessel which resulted in improved efficiency, as well as higher 2D and 3D data collection activities compared to the same period last year.

Other Revenues

In the first half of 2005, we recorded other revenues of RMB9.4 million, representing a decline of 43% from RMB16.5 million over the same period last year. This decrease was mainly attributable to the decline of revenues from insurance claims.

Operating Expenses

As of 30 June 2005, we recorded total operating expenses of RMB1,898.4 million, representing an increase of RMB508.9 million, or 36.6%, from RMB1,389.5 million over the same period last year. The increase in operating expenses was mainly attributable to an increase in costs related to consumption of materials and others, sub-contracting costs, employee compensation costs and depreciation costs. Costs related to consumption of materials and others amounted to RMB724.1 million, increasing by RMB253.3 million, or 53.8%, compared to RMB470.8 million for the same period last year, mainly from increased consumption of materials and others due to an increase of work volume, surge in fuel prices and costs related to sales of wells chemical materials. The sub-contracting costs increased by RMB160.4 million or 345.8% to RMB206.8 million from RMB46.4 million for the same period last year, mainly attributable to increased sub-contracting costs from the construction of newly added module rig and turnkey contract for directional drillings. Labour costs amounted RMB378.5 million, increasing by RMB86.3 million or 29.5% from RMB292.2 million for the same period last year, mainly from increased personnel for the operation of drilling rigs, well workover projects, vessels and relevant manpower preparation for our COSL 941 drilling rig which is under construction. Depreciation costs increased by RMB40.0 million or 12.1% to RMB372 million from RMB332 million for the same period last year, mainly from the newly added COSL 931 drilling rig and marine support vessels as well as the depreciation of well services equipment.

In the first half of 2005, operating expenses from drilling services amounted to RMB770.2 million, representing an increase of RMB223.1 million, or 40.8%, compared to RMB547.1 million over the same period last year. This increase was mainly attributable to a substantial growth in costs related to consumption of materials and others, labour costs, sub-contracting costs and depreciation costs compared to the same period last year. Costs related to the consumption of materials and others amounted to RMB242.4 million, representing an increase of RMB83.5 million, or 52.5%, compared to RMB158.9 million for the same period last year. This increase was mainly due to increased expenses in materials and transportation resulting from an increased work volume as well as the surge in raw materials prices. Labour costs amounted to RMB179.8 million, representing an increase of RMB63.3 million or 54.4% over RMB116.5 million for the same period last year. This increase was mainly due to increased personnel required for the addition of one fleet of drilling rigs, preparation of one fleet of drilling rigs and well workover projects. Sub-contracting costs amounted to RMB95.1 million, representing an increase of RMB60.3 million or 173.5% compared to RMB34.8 million for the same period last year. This increase was mainly due to increased sub-contracting costs from the module rigs. Depreciation costs amounted to RMB161.8 million, representing an increase of RMB33.2 million or 25.8% compared to RMB128.6 million for the same period last year. This increase was primarily attributable to one newly added drilling rig and the depreciation of two transformed drilling rigs.

In the first half of 2005, operating expenses from well services amounted to RMB565.4 million, representing an increase of RMB228.0 million, or 67.6%, compared to RMB337.4 million over the same period last year. The increase was mainly due to higher costs related to the consumption of materials and others, sub-contracting costs, labour costs compared with the same period last year. Driven by a surge in mud materials prices and a substantial increase in materials cost resulting from the growth in the sale business of well chemical materials, costs related to the consumption of materials and others was RMB291.0 million, representing an increase of RMB136.8 million, or 88.8%, from RMB154.1 million for the same period last year. Sub-contracting costs amounted to RMB109.7 million, representing an increase of RMB98.1 million, or 845.7%, from RMB11.6 million for the same period last year, mainly from a increased sub-contracting activity of directional wells. Labour costs were RMB66.7 million, representing an increase of RMB9.6 million, or 16.9%, from RMB57.1 million for the same period last year. This increase was primarily due to increase in personnel to meet with rising business volume.

In the first half of 2005, operating expenses from marine support and transportation services were RMB352.4 million, representing an increase of RMB35.2 million, or 11.1%, compared to RMB317.2 million over the same period last year. This increase was mainly attributable to the rise in the costs related to the consumption of materials and others, labour costs, maintenance costs, leasing costs from the same period last year. Costs related to the consumption of materials and others were RMB101.6 million, representing an increase of RMB21.9 million, or 27.5%, compared to RMB79.7 million over the same period last year, mainly due to higher materials costs resulting from the increased work volume. We recorded labour costs of RMB86.7 million, representing an increase of RMB10.4 million, or 13.7%, compared to RMB76.2 million over the same period last year, mainly from the personnel for new vessels. Maintenance costs were RMB18.8 million, representing an increase of RMB3.1 million, or 19.9%, compared to RMB15.7 million over the same period last year. This increase was mainly due to maintenance performed on some standby vessels. Operating lease expenses were RMB17.0 million, a rise of RMB3.1 million, or 21.8%, compared to RMB13.9 million over the same period last year, mainly because the Group leased two more vessels from the same period last year to a total of four vessels to support business operations.

In the first half of 2005, operating expenses from geophysical services were RMB210.5 million, representing an increase of RMB22.6 million, or 12.0%, compared to RMB187.9 million over the same period last year. The increase was mainly due to higher costs related to the consumption of materials and others, depreciation costs, labour costs, maintenance costs form the same period last year. Costs related to the consumption of materials and others were RMB89.1 million, representing an increase of RMB11.0 million, or 14.1%, compared to RMB78.1 million over the same period last year, mainly due to a greater work volume and a surge in fuel costs resulting from surging oil and materials prices. Depreciation costs were RMB37.5 million, representing a rise of RMB5.2 million, or 16.2%, compared to RMB32.3 million over the same period last year, mainly due to higher depreciation costs from data collection system of one of its seismic vessels. Labour costs were RMB45.4 million, representing an increase of RMB2.9 million, or 6.8%, compared to RMB42.5 million over the same period last year. The increase was mainly due to increased personnel for one surveying vessel newly put into operation. Maintenance costs were RMB11.2 million, representing an increase of RMB1.5 million, or 15.9%, compared to RMB9.6 million over the same period last year, mainly due to the overhaul performed on our three surveying vessels.

Operating Profit

In the first half of 2005, we achieved an operating profit of RMB483.6 million, grew by RMB59.9 million, or 14.1%, compared to RMB423.7 million over the same period last year. The increase in operating profit was primarily benefited from the growth in drilling services and marine support and transportation services. Drilling services recorded an operating profit of RMB291.5 million, representing a rise of RMB37.9 million, or 14.9%, compared to RMB253.6 million over the same period last year. Operating profit from marine support and transportation services amounted to RMB75.3 million, increased by RMB27.0 million or 55.8%, compared to RMB48.3 million over the same period last year. Well services recorded an operating profit of RMB69.4 million, representing a rise of RMB4.5 million, or 6.9%, compared to RMB64.9 million over the same period last year. Operating profit from geophysical services amounted to RMB47.3 million, decreased by RMB9.5 million, or 16.7%, compared to RMB56.8 million over the same period last year.

Financial Income

The financial income in the first half of 2005 were RMB12.9 million, increased by RMB0.8 million from RMB12.1 million over the same period in 2004. This increase was mainly due to an increase of interest of RMB1.5 million from bank deposit and a decrease of RMB0.7 million in net loss of foreign exchange.

Share of Profit from Jointly-Controlled Entities

Our share of profit from jointly-controlled entities amounted to RMB47.4 million in the first half of 2005, representing an increase of RMB13.1 million, or 38.2%, compared to RMB34.3 million over the same period last year. The increase was mainly attributable to the significant improvement in the revenue contribution from China France Bohai Geoservices and China Nanhai-Magcobar Mud.

Profit before Tax

Profit before tax in the first half of 2005 amounted to RMB543.9 million, representing an increase of RMB73.8 million, or 15.7%, compared to RMB470.1 million over the same period in 2004. The increase was mainly benefited from our growth in drilling services and marine support and transportation services.

Tax Credit

In the first six months of 2005, our enterprise income tax amounted to RMB179.3 million, which was offset by the allowance granted by the tax authority to advanced technology enterprise in 2004, income tax expenses were reduced by RMB191.3 million. For the first half of 2005, we had an income tax credit of RMB12.0 million.

Profit after Tax

Our profit after tax in the first half of 2005 was RMB555.9 million, representing an increase of RMB102.8 million, or 22.7%, compared to RMB453.1 million over the same period last year.

Cash Flows

Our cash and cash equivalent were RMB2,162.3 million at the beginning of 2005, net cash inflow from operating activities for the current period was RMB601.7 million, net cash outflow from investing activities was RMB266.0 million, net cash outflow from financing activities was RMB275.4 million and the time deposit for more than three months and short-term investment for less than three months decreased by an aggregate amount of RMB513.8 million. As at 30 June 2005, our cash and cash equivalent were RMB1,708.8 million.

Distributions

In 2005, the Board of the Company proposed to distribute a special interim dividend of RMB55.5 million, or RMB1.39 Cent per share. Proposed dividend payout date is Wednesday, 16 November 2005.

Outlook

We will continue to work hard in every aspect in the second half of 2005 to achieve further growth in our full year results. There is no material change in the future developments in the business of the Group, including COSL's prospects for the current financial year since the publication of COSL's latest annual report.

SUPPLEMENTARY INFORMATION

Audit Committee

The audit committee has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2004 are unaudited, but have been reviewed by Ernst & Young in accordance with Statement of Auditing Standards 700 "Engagement to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report has been reviewed by the audit committee.

Corporate Governance

In the opinion of our Board, we complied with the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting period covered by our interim report.

Compliance with the Code on Corporate Governance Practices

The Board is of the view that the Company has complied with the requirements of the Code on Corporate Governance Practices as set out in the Appendix 14 to the Listing Rules throughout the reporting period, details of which will be provided in the interim report.

Compliance with the Model Code for Securities Transactions by Directors of Listed Companies

The Board of the Company confirmed, having conducted specific enquires to all directors by the Company, all members of the Board has complied with the required standards of the Model Code for Securities Transactions by Directors of Listed Companies as set out in the Appendix 10 throughout the interim reporting period.

Closure of Register of Members

Our Register of Members will be closed from September 26, 2005 (Monday) to October 26, 2005 (Wednesday) (both dates inclusive). In order to qualify for the proposed special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with our share registrar, Computershare Hong Kong Investor Services Limited 46th Floor, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on September 25, 2005 (Sunday).

Purchase, Disposal and Redemption of Our Listed Securities

Neither we nor our subsidiaries purchased, disposed of or redeemed any of our listed securities during the first six months of 2005.

Disclosure of Information on the HKSE's Website

All information required by paragraphs 46(1) to 46(6) of Appendix16 of the Listing Rules will be published on the HKSE's website (http://www.hkex.com.hk) and our website (http://www.cosl.com.cn) in due course.

By Order of the Board
Fu Chengyu
Chairman

Hong Kong, 29 August 2005

As at the date of this announcement, the Board comprises seven members: Messrs. Yuan Guangyu and Wu Mengfei as executive directors; Messrs. Fu Chengyu and Wang Zhongan as non-executive directors; and Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang as independent non-executive directors.

Notice of Extraordinary General Meeting

The Extraordinary General Meeting ("EGM") of China Oilfield Services Limited ("COSL") will be held on 26 October 2005 (Wednesday) at 10:00 a.m. at Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

To consider and approve the resolution of the distribution of 2005 special interim dividend.

By order of the Board
Chen Weidong
Company Secretary

Hong Kong, 29 August 2005

Notes:

(1) Holders of COSL's overseas listed foreign invested shares (in the form of H Shares) whose names appear on COSL's Register of Members maintained by Computershare Hong Kong Investor Services Limited and representative of China National Offshore Oil Corporation (as holder of COSL domestic shares) are entitled to attend and vote at the EGM on August 29, 2005 (Monday).

(2) Shareholders who intend to attend the meeting must complete and return the written replies for attending the meeting to the registered office of COSL in Hong Kong by post or by facsimile no later than October 6, 2005 (Thursday):

Address: 65/F., Bank of China Tower 1 Garden Road, Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322

(3) Shareholder of COSL who has the right to attend and vote at the meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. Where a shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to COSL's registered office at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

(4) COSL's Register of Member will be closed from September 26, 2005 (Monday) to October 26, 2005 (Wednesday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the EGM and qualify for entitlement to the 2004 interim dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on September 25, 2005 (Sunday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of COSL.

Computershare Hong Kong Investor Services Limited's address is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(5) Shareholders or their proxies must present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her proxy form, copies of appointing instrument and power of attorney or board resolutions issued by the management of the relevant corporate shareholder, if applicable.

(6) The EGM is expected to last not more than one day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

Please also refer to the published version of this announcement in The Standard.